UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )*

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

77467X101

(CUSIP Number)

American Heritage Railways, Inc.

479 Main Avenue

Durango, CO 81301

(970) 259-0274

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS American Heritage Railways, Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,000,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,000,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
(14) TYPE OF REPORTING PERSON (see instructions) CO

* Percentage calculated is based on 6,341,595 shares of common stock, par value $0.001 per share outstanding as of July 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2024, of Rocky Mountain Chocolate Factory, Inc., plus 1,250,000 shares of common stock, par value $0.001 per share outstanding issued by Rocky Mountain Chocolate Factory, Inc. on August 5, 2024, as reported in Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2024.

CUSIP No. 77467X101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Allen C. Harper
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,911 shares
(8) SHARED VOTING POWER
1,000,000 shares
(9) SOLE DISPOSITIVE POWER
1,911 shares
(10) SHARED DISPOSITIVE POWER
1,000,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,911 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,341,595 shares of common stock, par value $0.001 per share outstanding as of July 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2024, of Rocky Mountain Chocolate Factory, Inc., plus 1,250,000 shares of common stock, par value $0.001 per share outstanding issued by Rocky Mountain Chocolate Factory, Inc. on August 5, 2024, as reported in Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2024.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.001 per share (the “Common Stock”), of Rocky Mountain Chocolate Factory, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 265 Turner Drive, Durango, CO 81303.

Item 2.	Identity and Background.

(a)	Name This Statement is filed by:

(i)	American Heritage Railways, Inc., a Florida corporation (“AHR”);
(ii)	Allen C. Harper, who serves as the chief executive officer, director, and controlling shareholder of AHR;

AHR and Mr. Harper are referred to collectively as the “Reporting Persons.”

(b)	Residence of Business Address The address of the principal business and principal office of each of the Reporting Persons is 479 Main Avenue, Durango, CO 81301.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of AHR is operating a heritage tourism company.

The principal occupation of Allen C. Harper is acting as the chief executive officer of AHR.

(d)	Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship AHR is a Florida corporation. Mr. Allen C. Harper is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. Such shares of Common Stock are or may be held from time to time in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts. The aggregate purchase price of the 1,001,911 shares of Common Stock acquired was approximately $1,760,112.55 (excluding commissions).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose, or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy, or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets, and investment considerations. The Reporting Persons have in the past discussed, and may in the future discuss, such matters with the management or Board of Directors of the Issuer. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance, or capitalization; (4) initiating or pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)     The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on August 15, 2025, the Reporting Persons beneficially owned 1,001,911 shares of Common Stock, representing approximately 13.2% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 6,341,595 shares of common stock, par value $0.001 per share outstanding as of July 15, 2024, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2024, of Rocky Mountain Chocolate Factory, Inc., plus 1,250,000 shares of common stock, par value $0.001 per share outstanding issued by Rocky Mountain Chocolate Factory, Inc. on August 5, 2024, as reported in Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2024.

Mr. Allen C. Harper, as the chief executive officer, a director, and the controlling shareholder of AHR, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by AHR, and may be deemed to be the indirect beneficial owner of such shares. Mr. Allen C. Harper disclaims beneficial ownership of such shares for all other purposes. Mr. Allen C. Harper owns shares of Common Stock in his personal capacity for which he has sole power to direct the voting and disposition of the shares of Common Stock.

(c)	Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement, dated August 15, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: August 15, 2024

AMERICAN HERITAGE RAILWAYS, INC.

By:	/s/ Allen C. Harper
Name: Allen C. Harper
Title: Chief Executive Officer

/s/ Allen C. Harper
Allen C. Harper

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all unreported transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on August 15, 2024. The single reported transaction was effected pursuant to a securities purchase agreement, dated as of August 5, 2024, by and between Rocky Mountain Chocolate Factory, Inc. and AHR.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Securities Purchased	Price per Share
AHR	08/06/2024	Purchase of Common Stock	1,000,000	$1.75

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of Rocky Mountain Chocolate Factory, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 15, 2024

AMERICAN HERITAGE RAILWAYS, INC.

By:	/s/ Allen C. Harper
Name: Allen C. Harper
Title: Chief Executive Officer

/s/ Allen C. Harper
Allen C. Harper